Exhibit 12.1

WMG Acquisition Corp.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Ten Months Ended September 30, 2003	Three Months Ended February 29, 2004	Seven Months Ended September 30, 2004	Twelve Months Ended September 30, 2005
	(unaudited)	(audited)	(audited)	(audited)
(Loss) Income before income taxes	$(268)	$(15)	$(74)	$(55)
Add:
Fixed charges	50	8	99	208
Income as adjusted before income taxes	$(218)	$(7)	$25	$153
Fixed charges
Interest expense	36	4	91	196
Portion of rental expense representative of interest (1)	14	4	8	12

Total fixed charges	50	8	99	208
Deficiency in earnings over fixed charges	$(268)	$(15)	$(74)	$(55)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A

(1)	Estimated at 1/3 of total rent expense.